Exhibit (a)(5)(C)

For Immediate Release

Contact:

Brendan Lahiff, Sr. Investor Relations Manager

Intersil Corporation

(408) 546-3399

investor@intersil.com

Intersil Corporation Commences Tender Offer for Acquisition of Techwell, Inc.

•	Acquisition Will Give Company Leadership in High-Growth Industrial Video Markets

MILPITAS, CA, March 30, 2010 – Intersil Corporation (NASDAQ Global Select: ISIL) today announced that it has commenced its tender offer for the acquisition of Techwell, Inc. (NASDAQ Global Select: TWLL)

This action represents the next step toward completing the acquisition first announced on March 22, 2010. As previously reported: “Techwell’s team and products will expand our leadership in two high-growth industrial markets,” said Dave Bell, Intersil’s President and Chief Executive Officer. “The addition of Techwell’s mixed signal video products will help our customers build solutions that improve performance, reduce overall cost and shorten time-to-market. In addition, the acquisition will significantly increase our overall industrial business, which will become our largest end market at approximately 31% of revenue,” continued Mr. Bell.

The cash tender, through Navajo Merger Sub, Inc., an indirect, wholly-owned subsidiary of Intersil, is for all outstanding shares of common stock and the associated preferred stock purchase rights of Techwell at a price of $18.50 per share, without interest.

The tender offer is subject to conditions set forth and described in the Offer to Purchase, including a minimum share-tender condition and other customary conditions. Unless extended, the tender offer and any withdrawal rights to which Techwell stockholders may be entitled will expire at midnight, U.S. Eastern Time, on Monday, April 26, 2010. Following acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement and described in the Offer to Purchase, Techwell will become an indirect, wholly owned subsidiary of Intersil.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Intersil and Navajo Merger Sub, Inc. with the SEC on March 30, 2010. In addition, on March 30, 2010, Techwell filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from BNY Mellon Shareowner Services, the information agent for the tender offer, toll-free at (800) 777-3674. BNY Mellon Shareowner Services is also acting as depositary for the tender offer.

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About Intersil

Intersil Corporation is a leader in the design and manufacture of high-performance analog and mixed signal semiconductors. The Company's products address some of the industry’s fastest growing markets, such as flat panel displays, cell phones, notebooks and other handheld systems. Intersil’s product families address power management functions and analog signal processing functions. Intersil products include ICs for battery management, hot-plug controllers, linear regulators, power sequencers, supervisory ICs, bridge drivers, PWM controllers, switching DC/DC regulators, Zilker Labs Digital Power ICs and power MOSFET drivers; optical storage laser diode drivers; DSL line drivers; D2Audio products; video and high-performance operational amplifiers; high-speed data converters; interface ICs; analog switches and multiplexers; crosspoint switches; voice-over-IP devices; and ICs for military, space and radiation-hardened applications. For more information about Intersil or to find out how to become a member of our winning team, visit the Company’s web site and career page at www.intersil.com.

About Techwell

Techwell is a fabless semiconductor company that designs, markets and sells mixed signal video semiconductor solutions for the security surveillance and automotive infotainment markets. Headquartered in San Jose, CA, Techwell currently has over 200 employees in the U.S., China, Japan, South Korea and Taiwan. Please visit http://www.techwellinc.com for more information.

Securities Law Disclosure and Additional Information

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Intersil Corporation and Navajo Merger Sub, Inc. have filed with the SEC on a Tender Offer Statement on Schedule TO on March 30, 2010. In addition, Techwell, Inc. has filed a Solicitation Recommendation Statement on Schedule 14D-9 with respect to the tender offer on March 30, 2010. Such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site, www.sec.gov, or from BNY Mellon Shareowner Services, toll-free at (800) 777-3674.

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